PITTSBURGH & WEST VIRGINIA RAILROAD

February 25, 2011

VIA FAX AND EDGAR

Mr. Duc Dang
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Pittsburgh & West Virginia Railroad
Registration Statement on Form S-3
File No. 333-172291

Dear Mr. Dang:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pittsburgh & West Virginia Railroad (the “Company”) hereby requests that the effective date of its Registration Statement on Form S-3 be accelerated so that such Registration Statement will become effective at 11:30 a.m., today, Friday, February 25, 2011, or as soon thereafter as is practicable.

In connection with this request, the Company hereby acknowledges that: (1) should the United States Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PITTSBURGH & WEST VIRGINIA RAILROAD

By:	/s/ David H. Lesser
Name: David H. Lesser
Title: Chairman & CEO

cc:	SEC
Tom Kluck, Branch Chief; Angela McHale, Attorney-Advisor

Morrison Cohen LLP
Richard Baumann